UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             PHASE III MEDICAL, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

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                                    71721N108
                                 (CUSIP Number)

                                 Robin L. Smith
                              c/o Phase III Medical
                        330 South Service Road, Suite 120
                               Melville, NY 11747
                                  631-574-4955

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 2, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of S.S. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       71721N108

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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only):

                                 Robin L. Smith

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  |_|           Not
     (b)  |_|           Applicable

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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions): OO

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e): |_|

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     6.   Citizenship or Place of Organization: United States

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     Number of                   7.  Sole Voting Power:               7,906,666*
                                     -------------------------------------------
     Shares Beneficially         8.  Shared Voting Power:                      0
                                     -------------------------------------------
     Owned by
     Each Reporting              9.  Sole Dispositive Power:          7,906,666*
                                     -------------------------------------------
     Person With                 10. Shared Dispositive Power:                 0
                                     -------------------------------------------

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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
          7,906,666*

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions): |_|

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     13.  Percent of Class Represented by Amount in Row (11): 5.3%**

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     14.  Type of Reporting Person (See Instructions): IN

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* Includes  options and warrants to purchase  3,906,666  shares of common stock, par value $.001 per share (the "Common Stock"), of the Phase III Medical, Inc. (the "Company").

** Based upon information provided by the Company, as of June 2, 2006, there were issued and outstanding 145,046,364 shares of Common Stock.

Item 1.        Security and Issuer
               -------------------

               This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $0.001 par value (the "Common Stock"), of Phase III Medical, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 330 South Service Road, Suite 120, Melville, New York 11747.

Item 2.        Identity and Background
               -----------------------

               This Schedule 13D is being filed by Dr. Robin L. Smith ("Dr. Smith"). Dr. Smith is a citizen of the United States. The business address of Dr. Smith is 330 South Service Road, Suite 120, Melville, New York 11747. Dr. Smith currently serves as the Chairman of the Board and the Chief Executive Officer of the Company. The Company's principal executive offices are located at 330 South Service Road, Suite 120, Melville, New York 11747.

                  Dr. Smith has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration
               -------------------------------------------------

               In September 2005, Dr. Smith entered into an advisory agreement with the Company pursuant to which Dr. Smith agreed to become Chairman of the Company's advisory board. Under the terms of the advisory agreement, Dr. Smith was required to provide various business and scientific advice to the Company for a period of one year in consideration for which she received 500,000 shares of Common Stock and warrants to purchase 240,000 shares of Common Stock. The warrants are exercisable at $.08 per share, the closing price of the Common Stock on the date of grant, and were scheduled to vest as to 20,000 shares per month during the term of the agreement.

               On December 30, 2005, Dr. Smith participated in a private placement conducted by the Company, in which she purchased one-half of a Unit for $12,500, comprised of (a) a nine month note in the principal amount of $12,500 bearing 9% simple interest, payable semi-annually, with the 2nd payment paid upon maturity, convertible into shares of Common Stock, at a conversion price of $.06 per share; and (b) 208,333 detachable three-year Warrants, each for the purchase of one share of Common Stock at an exercise price of $.12 per share.

               In January 2006, the Company and Dr. Smith entered into a supplement to the advisory agreement to set forth certain supplemental understandings with respect to a potential financing transaction. Under the supplement to the advisory agreement, Dr. Smith agreed that through April 30, 2006 (as such date was later extended) Dr. Smith would provide additional business and financial advisory services beyond those set forth in the original agreement. In return, Dr. Smith would receive upon the closing of a financing
(i) 200,000 shares of Common Stock and a cash payment in the amount of $25,000 if the gross proceeds of the financing are at least $500,000; (ii) 400,000 shares of Common Stock and a cash payment in the amount of $50,000 if the gross proceeds of the financing are at least $1,000,000; (iii) 800,000 shares of Common Stock and a cash payment in the amount of $100,000 if the gross proceeds of the financing are at least $2,000,000; (iv) 1,000,000 shares of Common Stock and a cash payment in the amount of $150,000 if the gross proceeds of the financing are at least $3,000,000; (v) 1,200,000 shares of Common Stock and a cash payment of $175,000 if the gross proceeds of the financing are at least $3,500,000; and (vi) 1,600,000 shares of Common Stock and a cash payment in the amount of $200,000 if the gross proceeds of the financing are at least $4,000,000. Dr. Smith was also entitled to receive a cash payment of $3,000 for each of January, February and March 2006.

               On May 26, 2006, the Company entered into an employment agreement with Dr. Smith (the "Employment Agreement"), pursuant to which Dr. Smith will serve as the Chief Executive Officer of the Company. The effective date of the Employment Agreement was June 2, 2006, the date of the initial closing under the Securities Purchase Agreement. Pursuant to the Employment Agreement, Dr. Smith's advisory agreement with the Company, as supplemented, was terminated, except that (i) the vesting of the warrant to purchase 240,000 shares of Common Stock granted thereunder was accelerated so that the warrant became fully vested as of the effective date of the employment agreement, (ii) the Company made certain cash payments to Dr. Smith, and (iii) the Company issued 1,000,000 shares of unregistered Common Stock to Dr. Smith in connection with financial advisory services rendered to the Company under her advisory agreement in connection with the initial closing under the Securities Purchase Agreement. The advisory agreement was terminated upon Dr. Smith entering into her employment agreement.

               Upon the effective date of the employment agreement between the Company and Dr. Smith, Dr. Smith was awarded under the Company's 2003 Equity Purchase Plan 2,000,000 shares of Common Stock of the Company, and options to purchase 5,400,000 shares of Common Stock, which options expire ten years from the date of grant. The exercise price of the options is as follows: (i) $.053 as to the first 1,000,000 options exercised, (ii) $.08 as to the second 1,000,000 options exercised, (iii) $.10 as to the third 1,000,000 options exercised, (iv) $.16 as to the next 1,200,000 options exercised, and (v) $.25 as to the remainder of the options exercised. 3,000,000 of the options shall vest immediately, 1,200,0000 options shall vest on the first anniversary of the grant date and 1,200,0000 options shall vest on the second anniversary of the grant date. If Dr. Smith pays the exercise price with shares of common stock, the option agreement provides that Dr. Smith shall be granted a "reload" option to purchase the sum of (i) the number of shares of common stock equal to the sum of the number of shares used to exercise the option (or the number of shares not received if Dr. Smith paid the option price by receiving a reduced number of shares on exercise), and (ii) in the case of non-qualified stock options, the number of shares of common stock used to satisfy any tax withholding requirement related to the exercise of such option. The term of a reload option will be equal to the remaining term of the option which gave rise to the reload option.

               On June 2, 2006, Phase III Medical, Inc. (the "Company") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with certain accredited investors listed therein. Dr. Smith purchased 500,000 shares of Common Stock and Warrants to purchase 250,000 shares of Common Stock. At an exercise price of $0.08 per share, according to the terms of the Securities Purchase Agreement.

               All purchases by Dr. Smith described in this Item 3 were made with Dr. Smith's personal funds.

Item 4.        Purpose of Transaction
               ----------------------

               The acquisition of the securities described in Item 3 by Dr. Smith is for investment purposes. Except as set forth above in Item 3 of this
Schedule 13D, Dr. Smith does not have any present plans or proposals which relate to or would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

               Based on information provided by the Company, as of June 2, 2005, there were 145,046,364 shares of Common Stock outstanding. As of such date, Dr. Smith beneficially owned 7,906,666 shares of Common Stock, or 5.3% of the outstanding shares of Common Stock. Dr. Smith has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares.

               Except as described in Item 3 of this Schedule 13D, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Dr. Smith or any person or entity controlled by Dr. Smith or any person or entity for which Dr. Smith possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Dr. Smith or any person or entity controlled by Dr. Smith or any person or entity for which Dr. Smith possesses voting control over the securities thereof.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

               Except as otherwise disclosed in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Dr. Smith and any other individual or entity.

               No other person is known by Dr. Smith to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Dr. Smith.

Item 7.        Material to be Filed as Exhibits
               --------------------------------

Exhibit 1 Employment Agreement between Phase III Medical, Inc. and Dr. Robin L. Smith, dated May 26, 2006 (incorporated by reference to
               Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2006)

                                    Signature
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2005

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                              Robin M. Smith

                              By: /s/ Catherine M. Vaczy, Esq., Attorney-In-Fact
                                  ----------------------------------------------

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------

Exhibit 1 Employment Agreement between Phase III Medical, Inc. and Dr. Robin L. Smith, dated May 26, 2006 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2006)